

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Igor Volshteyn
Spartacus Acquisition Shelf Corp.
6470 E Johns Crossing, Suite 490
Duluth, GA 30097

Re: Spartacus Acquisition Shelf Corp.
Form S-4
Exhibit No. 10.11
Filed June 25, 2021
File No. 333-257441

Dear Mr. Volshteyn:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance